



FOSTER'S
GROUP

ASX RELEASE

09047535

The following release was made to the
Australian Securities Exchange Limited today:

"Ceasing to be a substantial holder'

SUPPL

Released: 14 December 2009

Pages: 7
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Form 605

Corporations Law
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme **FOSTER'S GROUP LIMITED**

ACN/ARSN **007 620 886**

1. Details of substantial holder (1)

Name **PERPETUAL LIMITED and subsidiaries**

ACN (if applicable) **000 431 827**

There was a change in the interests of the
Substantial holder on   _11_/_12_/_2009__

The previous notice was given to the company on   _10_/_12_/_2009__

The previous notice was dated   _08_/_12_/_2009__

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
	Refer to Annexure 2				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme as follows:

Name and ACN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **DEPUTY COMPANY SECRETARY**

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001
ALL 'PIAEA' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Equity Analyst Fund Account Code: PIAEAP GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australian Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
GSF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
ICAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICIS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICSC	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
PCEF	RBC Dexia Investor Services Australia Pty Limited Account Code: PICEF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001
PIDIF	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIDIF2	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIEATF	UBS Nominee Pty Ltd ACF: Perpetual Equity Alpha Fund Account code: PIEATF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIRAF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Resource Fund Account code: PIRAF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code: PIWGAF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Dexia Investor Services Australia Pty Limited ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIWQMN	UBS Nominee Pty Ltd ACF: Perpetual QI Market Neutral Fund Account code: PIWQMN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000

This is Annexure 1 Page 1 of 4 referred to in Form 605

PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWQLS	UBS Nominee Pty Ltd ACF: Perpetual QI Long Short Fund Account code: PIWQLS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMISF1 A/C> GPO Box 5430 Sydney NSW 2001
PMISF2	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISF2 A/C> GPO Box 5430 Sydney NSW 2001
PMISFJ	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISF3 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISFJ A/C> GPO Box 5430 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PMWSCM	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (M) Account Code: PIWSCM GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCM A/C> GPO Box 5430 Sydney NSW 2001
PMWSCS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (S) Account Code: PIWSCS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCS A/C> GPO Box 5430 Sydney NSW 2001
PMWSRF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSRF A/C> GPO Box 5430 Sydney NSW 2001
PPSF	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual James Fielding Wholesale Property Securities Fund Account Code: PIPSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PWSCF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account Account Code: PIAMC RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund Account Code: PIARF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4 Account Code:PICISF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF: NSW Treasury Corporation Account Code: PINSWT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209 Royal Exchange Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury Account Code: PIACT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PICATS	RBC Dexia Investor Services Australia Pty Limited ACF: Catholic Superannuation Fund Account Code: PICATS GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CDPMUT/8536-26 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFM6	Cogent Nominees Pty Ltd ACF: EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXME6 P.O. Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services Australia Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	Permanent Trustees Australia Ltd ACF: PI United Sector Leaders Property Fund Account Code: SMF0024 RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209, Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF: Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services Australia Pty Limited ACF: SAS Trustee Corporation Account Code: PISTCF GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34693 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQSD Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C: 5496-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430, Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001

This is Annexure 1 Page 3 of 4 referred to in Form 605

PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTCO	Perpetual Trustee Co Limited Account Code: PTPCO RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTPQLD RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
QITE2	RBC Dexia Investor Services Australia Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 3083-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

CHANGES IN RELEVANT INTERESTS

Account	Security		Volume		Value		Price	AsAtDate
PIEFM6	FGL	-	81,900	-	442,301	$	5.40	11/12/2009
PIWSPF	FGL	-	37,565	-	202,870	$	5.40	11/12/2009
PMCGSF	FGL	-	252,605	-	1,364,193	$	5.40	11/12/2009
PIICAP	FGL	-	135,350	-	730,958	$	5.40	11/12/2009
PIGSFP	FGL	-	1,094,065	-	5,908,498	$	5.40	11/12/2009
PIWGAP	FGL	-	480,415	-	2,594,481	$	5.40	11/12/2009
PISINP	FGL	-	99,191	-	535,681	$	5.40	11/12/2009
CBAISF	FGL	-	137,179	-	740,835	$	5.40	11/12/2009
PMISF	FGL	-	681,730	-	3,681,683	$	5.40	11/12/2009